Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 8 DATED FEBRUARY 24, 2025

MASTERWORKS VAULT 1, LLC

This Supplement No. 8 dated February 24, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023 and Post-Qualification Amendment No. 6 filed on August 15, 2023, Post-Qualification Amendment No. 7 filed on October 30, 2023, Post-Qualification Amendment No. 8 filed on November 7, 2023, Post-Qualification Amendment No. 9 filed on November 20, 2023, Post-Qualification Amendment No. 10 filed on January 23, 2024, Post-Qualification Amendment No. 11 filed on March 21, 2024, Post-Qualification Amendment No. 12 filed on May 1, 2024, Post-Qualification Amendment No. 13 filed on May 30, 2024, Post-Qualification Amendment No. 14 filed on July 31, 2024, Post-Qualification Amendment No. 15 filed on August 7, 2024, Post-Qualification Amendment No. 16 filed on September 18, 2024, Post-Qualification Amendment No. 17 filed on December 17, 2024, Post-Qualification Amendment No. 18 filed on January 24, 2025 and Post-Qualification Amendment No. 19 filed on February 11, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Ernie Barnes	N/A
Jean-Michel Basquiat	0.97
Alighiero Boetti	1.49
Jacqueline Humphries	N/A
Alex Katz	0.46
Barbara Kruger	1.51
Henry Taylor	N/A
Andy Warhol	0.45
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Ernie Barnes	32.9%	$1,380	October 25, 1992	$13,000,000	December 31, 2024
Jean-Michel Basquiat	28.8%	$3,800	November 2, 1984	$98,000,000	December 31, 2024
Alighiero Boetti	24.9%	$2,100	April 29, 1988	$7,400,000	December 31, 2024
Jacqueline Humphries	20.7%	$1,700	February 22, 1993	$675,000	December 31, 2024
Alex Katz	12.6%	$28,000	May 9, 1984	$3,444,098	December 31, 2024
Barbara Kruger	8.9%	$55,000	May 2, 1988	$1,250,000	December 31, 2024
Henry Taylor	39.3%	$6,500	September 12, 2007	$2,025,000	December 31, 2024
Andy Warhol	27.4%	$9,000	May 10, 1984	$170,000,000	December 31, 2024
Lynette Yiadom-Boakye	40.2%	$67,124	October 17, 2013	$2,979,020	December 31, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Ernie Barnes	N/A	N/A	N/A	N/A
Jean-Michel Basquiat	16.8%	100	May 8, 1996	May 13, 2024
Alighiero Boetti	14.4%	35	December 8, 1999	October 19, 2024
Jacqueline Humphries	N/A	N/A	N/A	N/A
Alex Katz	7.4%	40	October 10, 1996	May 29, 2024
Barbara Kruger	13.9%	16	November 17, 1999	May 15, 2023
Henry Taylor	N/A	N/A	N/A	N/A
Andy Warhol	7.6%	377	May 8, 1996	October 10, 2024
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Ernie Barnes	Mature
Jean-Michel Basquiat	Mature
Alighiero Boetti	Mature
Jacqueline Humphries	Speculative
Alex Katz	Established
Barbara Kruger	Emerging
Henry Taylor	Emerging
Andy Warhol	Mature
Lynette Yiadom-Boakye	Emerging